Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entities of the Registrant

Subsidiary	Place of Incorporation
TouchPal HK Co., Limited	Hong Kong
CooTek Hong Kong Limited	Hong Kong
TouchPal, Inc	United States

Variable Interest Entity	Place of Incorporation
Shanghai Chule (CooTek) Information Technology Co., Ltd.	People’s Republic of China
Shanghai Chubao (CooTek) Information Technology Co., Ltd	People’s Republic of China